Firstgold Corp.

May 18, 2007

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:	Firstgold Corp. Registration Statement on Form SB-2 File No. 333-139052

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Firstgold Corp., a Deleware corporation (the "Registrant"), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable. The Registrant is withdrawing the Registration Statement due to the application of Rule 415 and certain recent SEC Staff policies relating thereto. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been sold pursuant to the Registration Statement.

Very truly yours,

/s/ A. SCOTT DOCKTER
A. Scott Dockter
President and Chief Executive Officer

3108 Gabbert Drive, Suite 210   ●   Cameron Park, California 95682   ●   530-677-5974   ●   Fax 530-677-7626